EXHIBIT 12
CATERPILLAR FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES
YEARS ENDED DECEMBER 31,
 (Unaudited)
 (Dollars in Millions)

	2006	2005	2004

Net profit	$473	$364	$287

Add:
Provision for income taxes	215	173	137

Deduct:
Equity in profit of partnerships	(4)	(6)	(3)

Profit before taxes	$684	$531	$421

Fixed charges:
Interest on borrowed funds	$1,029	$783	$532
Rentals at computed interest*	6	5	5

Total fixed charges	$1,035	$788	$537

Profit before taxes plus fixed charges	$1,719	$1,319	$958

Ratio of profit before taxes plus fixed charges to fixed charges	1.66	1.67	1.78

*Those portions of rent expense that are representative of interest cost.